Exhibit 19
FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share amounts)

	Three Months Ended
	March 31,
	2013	2012
Net sales	$1,255.0	$1,304.8
Cost of products sold	1,013.2	1,073.8
Gross profit	241.8	231.0

Operating expenses:
Selling, general and administrative expenses	130.6	129.2
Research and development	11.3	10.9
Facility consolidation and other costs	9.3	8.3
Other operating (income) expense, net	(1.5)	(5.9)

Operating income	92.1	88.5

Interest expense	16.6	20.5
Other non-operating (income) expense, net	4.1	0.1

Income before income taxes	71.4	67.9

Provision for income taxes	22.1	23.9

Net income	$49.3	$44.0

Basic earnings per share	$0.48	$0.42

Diluted earnings per share	$0.47	$0.42

Cash dividends paid per share	$0.26	$0.25

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	Three Months Ended
	March 31
	2013	2012
Net income	$49.3	$44.0
Other comprehensive income:
Unrecognized gain reclassified to earnings, net of tax	—	(0.1)
Translation adjustments	8.4	35.9
Pension and other postretirement liability adjustments, net of tax of $2.6 and $3.7, respectively	4.2	6.5
Other comprehensive income	12.6	42.3
Total comprehensive income	$61.9	$86.3

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	March 31, 2013	December 31, 2012
ASSETS

Cash and cash equivalents	$152.7	$114.1
Accounts receivable, net	709.7	645.2
Inventories	698.0	661.9
Prepaid expenses and other current assets	105.7	103.8
Total current assets	1,666.1	1,525.0
Property and equipment, net	1,330.9	1,351.3
Goodwill	1,038.6	1,034.3
Other intangible assets, net	198.1	201.2
Deferred charges and other assets	71.7	73.9
Total other long-term assets	1,308.4	1,309.4

TOTAL ASSETS	$4,305.4	$4,185.7

LIABILITIES

Current portion of long-term debt	$0.2	$0.3
Short-term borrowings	8.4	8.6
Accounts payable	406.6	382.1
Accrued salaries and wages	88.5	107.9
Accrued income and other taxes	45.4	34.3
Other current liabilities	92.5	109.8
Total current liabilities	641.6	643.0

Long-term debt, less current portion	1,542.8	1,417.6
Deferred taxes	207.9	198.3
Other liabilities and deferred credits	281.9	285.9
Total liabilities	2,674.2	2,544.8

EQUITY

Bemis Company, Inc. shareholders’ equity:
Common stock issued (127.8 and 127.2 shares, respectively)	12.8	12.7
Capital in excess of par value	536.2	545.4
Retained earnings	1,923.3	1,900.9
Accumulated other comprehensive loss	(100.3)	(112.9)
Common stock held in treasury (25.0 and 24.0 shares at cost, respectively)	(740.8)	(705.2)
Total equity	1,631.2	1,640.9

TOTAL LIABILITIES AND EQUITY	$4,305.4	$4,185.7

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Three Months Ended
	March 31,
	2013	2012
Cash flows from operating activities
Net income	$49.3	$44.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49.2	55.0
Excess tax expense from share-based payment arrangements	—	0.2
Share-based compensation	4.5	4.9
Deferred income taxes	5.8	2.4
Income of unconsolidated affiliated company	(0.6)	(0.7)
Loss (gain) on sale of property and equipment	0.2	(0.3)
Net facility consolidation and other costs	(1.7)	0.3
Changes in working capital, excluding effect of acquisitions	(100.7)	(62.4)
Net change in deferred charges and credits	2.4	5.4

Net cash provided by operating activities	8.4	48.8

Cash flows from investing activities
Additions to property and equipment	(27.2)	(23.7)
Business acquisitions and adjustments, net of cash acquired	0.2	—
Proceeds from sale of property and equipment	0.3	1.3

Net cash used in investing activities	(26.7)	(22.4)

Cash flows from financing activities
Repayment of long-term debt	—	(1.1)
Net borrowing of commercial paper	129.2	4.5
Net borrowing of short-term debt	0.1	1.0
Cash dividends paid to shareholders	(27.2)	(26.1)
Common stock purchased for the treasury	(35.6)	—
Excess tax expense from share-based payment arrangements	—	(0.2)
Stock incentive programs and related tax withholdings	(12.7)	(1.6)

Net cash provided by (used in) financing activities	53.8	(23.5)

Effect of exchange rates on cash and cash equivalents	3.1	0.3

Net increase in cash and cash equivalents	38.6	3.2

Cash and cash equivalents balance at beginning of year	114.1	109.8

Cash and cash equivalents balance at end of period	$152.7	$113.0

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(in millions)

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock Held In Treasury	Total
Balance at December 31, 2011	$12.7	$532.4	$1,832.9	$(90.7)	$(705.2)	$1,582.1

Net income			44.0			44.0
Other comprehensive income				42.3		42.3
Cash dividends declared on common stock			(26.5)			(26.5)
Stock incentive programs and related tax withholdings (0.1 shares)		(1.6)				(1.6)
Tax shortfall expense from share-based payment arrangements		(0.2)				(0.2)
Share-based compensation		4.9				4.9

Balance at March 31, 2012	$12.7	$535.5	$1,850.4	$(48.4)	$(705.2)	$1,645.0

Balance at December 31, 2012	$12.7	$545.4	$1,900.9	$(112.9)	$(705.2)	$1,640.9

Net income			49.3			49.3
Other comprehensive income				12.6		12.6
Cash dividends declared on common stock			(26.9)			(26.9)
Stock incentive programs and related tax withholdings (0.6 shares)	0.1	(12.8)				(12.7)
Tax shortfall expense from share-based payment arrangements		(0.9)				(0.9)
Share-based compensation		4.5				4.5
Purchase of 1.0 shares of common stock for the treasury					(35.6)	(35.6)

Balance at March 31, 2013	$12.8	$536.2	$1,923.3	$(100.3)	$(740.8)	$1,631.2

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the "Company") in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Note 2 — Facility Consolidation and Other Costs

2011 Program

During the fourth quarter of 2011, the Company initiated a facility consolidation and other costs program (“2011 Program”) to improve efficiencies and reduce fixed costs.  As a part of this program, the Company announced the planned closure of five facilities. As of March 31, 2013, manufacturing operations had ceased at four of these manufacturing facilities.  Most of the production from these five facilities has been transferred to other facilities.  The total estimated 2011 Program costs are approximately $91 million including $33 million in employee costs, $32 million in fixed asset accelerated depreciation and write-downs, and $26 million in other facility consolidation costs.  These amounts exclude any potential gain to be recognized on the sale of property. Expenses in the first quarter of 2013 were $5.9 million, primarily consisting of equipment relocation ($3.2 million) and accelerated depreciation ($1.0 million). The estimated 2011 Program costs by reportable segment follow:

(in millions)	U.S. Packaging	Global Packaging	Pressure Sensitive	Corporate	Total Facility Consolidation and Other Costs
2011 net expense accrued	$26.3	$8.6	$2.7	$0.8	$38.4
2012 net expense accrued	29.4	5.0	—	—	34.4
2013 year-to-date net expense accrued	5.9	—	—	—	5.9
Expense incurred through March 31, 2013	61.6	13.6	2.7	0.8	78.7
Estimated future expense	12.4	—	—	—	12.4
Total estimated costs	$74.0	$13.6	$2.7	$0.8	$91.1

An analysis of the 2011 Program accruals follows:

(in millions)	Employee Costs	Fixed Asset Related	Other Costs	Total Facility Consolidation and Other Costs
Reserve balance at December 31, 2012	$14.6	$—	$—	$14.6
Net expense accrued	1.1	0.8	4.0	5.9
Utilization (cash payments or otherwise settled)	(3.1)	(0.8)	(4.0)	(7.9)
Translation adjustments and other	(0.2)	—	—	(0.2)
Reserve balance at March 31, 2013	$12.4	$—	$—	$12.4

2012 Program

During the second quarter of 2012, the Company expanded its facility consolidation and other costs program (“2012 Program”) to further improve efficiencies and reduce costs within its U.S. and Global Packaging segments.  As a part of this program, the Company announced the planned closure of an additional four production locations, including three facilities outside of the United States, and the relocation of the majority of the production to other facilities. As of March 31, 2013, manufacturing operations had ceased at all of these manufacturing facilities.  The total estimated 2012 Program costs of approximately $50 million include $18 million in employee-related costs, $17 million in fixed asset accelerated depreciation and write-downs, and $15 million in other facility consolidation costs.  Expenses in the first quarter of 2013 were $3.4 million, which is net of a $1.4 million gain on the sale of equipment which occurred during the first quarter. Expenses in 2013 consisted primarily of equipment relocation ($2.0 million) and accelerated depreciation ($0.8 million). The estimated 2012 Program costs by reportable segment follow:

(in millions)	U.S. Packaging	Global Packaging	Total Facility Consolidation and Other Costs
2012 net expense accrued	$12.7	$21.6	$34.3
2013 year-to-date net expense accrued	3.5	(0.1)	3.4
Expense incurred through March 31, 2013	16.2	21.5	37.7
Estimated future expense	7.9	4.7	12.6
Total estimated costs	$24.1	$26.2	$50.3

An analysis of the 2012 Program accruals follows:

(in millions)	Employee Costs	Fixed Asset Related	Other Costs	Total Facility Consolidation and Other Costs
Reserve balance at December 31, 2012	$10.0	$—	$0.1	$10.1
Expense accrued	0.9	0.3	2.9	4.1
Utilization (cash payments or otherwise settled)	(2.0)	(0.4)	(2.9)	(5.3)
Translation adjustments and other	(0.8)	—	—	(0.8)
Reserve balance at March 31, 2013	$8.1	$(0.1)	$0.1	$8.1

Cash payments for these facility consolidation programs in the three months ended March 31, 2013 and 2012 totaled $10.8 million and $8.0 million, respectively.  Cash payments in 2013 are net of proceeds of $1.4 million received for the sale of equipment. Cash payments for the balance of 2013 are expected to be approximately $40 million.  These amounts exclude any potential cash proceeds to be received on the sale of property. The costs related to facility consolidation activities have been recorded on the consolidated statement of income as facility consolidation and other costs. Included in employee-related costs is a partial withdrawal liability provision which represents the Company’s best estimate for the cost to exit a multiemployer pension plan.  The accruals related to facility consolidation activities have been recorded on the consolidated balance sheet as other current liabilities.

Note 3 — Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The Company’s non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, and long-term debt.  At March 31, 2013 and December 31, 2012, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.

Fair value disclosures are classified based on the fair value hierarchy.  Level 1 fair value measurements represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.  Level 2 fair value measurements are determined using input prices that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Level 3 fair value measurements are determined using unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The fair value measurements of the Company’s long-term debt, including current maturities, represent non-active market exchange-traded securities which are valued at quoted prices or using input prices that are directly observable or indirectly observable through corroboration with observable market data.  The carrying values and estimated fair values of long-term debt, including current maturities, at March 31, 2013 and December 31, 2012 follow:

	March 31, 2013		December 31, 2012
(in millions)	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Total long-term debt	$1,542.7	$1,686.3	$1,417.5	$1,561.2

The fair values for derivatives are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	Fair Value As of	Fair Value As of
	March 31, 2013	December 31, 2012
(in millions)	(Level 2)	(Level 2)
Interest rate swaps — net asset position	$12.8	$17.0

Note 4 — Derivative Instruments

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company does not enter into derivative transactions for speculative or trading purposes.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives not designated as hedging instruments are adjusted to fair value through income.  Depending on the nature of derivatives designated as hedging instruments, changes in the fair value are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into interest rate swap contracts to economically convert a portion of the Company’s fixed-rate debt to variable rate debt.  During the fourth quarter of 2011, the Company entered into four interest rate swap agreements with a total notional amount of $400 million.  These contracts were designated as fair value hedges of the Company’s $400 million 4.50 percent fixed-rate debt due in 2021.  The variable rate for each of the interest rate swaps is based on the six-month London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread.  The variable rates are reset semi-annually at each net settlement date.  Fair values of these interest rate swaps are determined using discounted cash flow or other appropriate methodologies.  Asset positions are included in deferred charges and other assets with a corresponding increase in long-term debt.  Liability positions are included in other liabilities and deferred credits with a corresponding decrease in long-term debt.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for the Company’s European operations, the U.S. dollar for the Company’s Brazilian operations, and the U.S. and Australian dollars for the Company’s New Zealand and Australian operations.  The Company has not designated these derivative instruments as hedging instruments.  At March 31, 2013, and December 31, 2012, the Company had outstanding forward exchange contracts with notional amounts aggregating $7.3 million and $6.1 million, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other operating (income) expense, net, which offsets the related transaction gains or losses. The net settlement amounts were immaterial for all periods presented.

The Company is exposed to credit loss in the event of non-performance by counterparties in forward exchange contracts and interest rate swap contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values, balance sheet presentation, and the hedge designation status of derivative instruments at March 31, 2013 and December 31, 2012 are presented in the table below:

		Fair Value (Level 2) as of
(in millions)	Balance Sheet Location	March 31, 2013	December 31, 2012
Asset Derivatives
Interest rate swaps — designated as hedge	Deferred charges and other assets	$12.8	$17.0

The income statement impact of derivatives are presented in the table below:

		Amount of Gain (Loss) Recognized in Income on Derivatives
		Three Months Ended March 31,
(in millions)	Location of Gain (Loss) Recognized in Income on Derivatives	2013	2012
Designated as hedges
Interest rate swaps	Interest expense	$2.0	$1.8
Not designated as hedges
Forward exchange contracts	Other operating (income) expense, net	—	0.5
Total		$2.0	$2.3

Note 5 — Inventories

Inventories are valued at the lower of cost, as generally determined by the first-in, first-out (FIFO) method, or market.  Inventory values using the FIFO method of accounting approximate replacement cost.  Inventories are summarized as follows:

(in millions)	March 31, 2013	December 31, 2012
Raw materials and supplies	$224.3	$210.7
Work in process and finished goods	473.7	451.2
Total inventories	$698.0	$661.9

Note 6 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable business segment follow:

(in millions)	U.S. Packaging Segment	Global Packaging Segment	Pressure Sensitive Materials Segment	Total
Reported balance at December 31, 2012	$637.8	$343.9	$52.6	$1,034.3
Acquisition adjustments	—	(0.2)	—	(0.2)
Currency translation	(0.3)	4.7	0.1	4.5
Reported balance at March 31, 2013	$637.5	$348.4	$52.7	$1,038.6

The components of amortized intangible assets follow:

	March 31, 2013		December 31, 2012
(in millions)	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$21.1	$(13.9)	$21.0	$(13.8)
Technology based	91.4	(42.2)	91.3	(40.8)
Marketing related	25.1	(14.6)	24.9	(14.4)
Customer based	198.1	(66.9)	197.1	(64.1)
Reported balance	$335.7	$(137.6)	$334.3	$(133.1)

Amortization expense for intangible assets was $3.9 million and $4.6 million during the first three months of 2013 and 2012, respectively.  Estimated amortization expense for the remainder of 2013 is $11.8 million; $15.7 million for 2014 and 2015; and $15.6 million for 2016; $15.3 million for 2017; and $15.1 million for 2018.  The Company does not have any accumulated impairment losses.

Note 7 — Components of Net Periodic Benefit Cost

Benefit costs for defined benefit pension plans are shown below.  The funding policy and assumptions disclosed in the Company’s 2012 Annual Report on Form 10-K are expected to continue unchanged throughout 2013.

	Three Months Ended March 31,
(in millions)	2013	2012
Service cost - benefits earned during the period	$3.5	$3.6
Interest cost on projected benefit obligation	8.1	8.5
Expected return on plan assets	(12.0)	(10.9)
Settlement loss	—	3.1
Amortization of unrecognized transition obligation	0.1	0.1
Amortization of prior service cost	0.4	0.4
Recognized actuarial net loss	6.6	7.1
Net periodic benefit cost	$6.7	$11.9

Costs for defined contribution pension plans were $5.0 million for the three months ended March 31, 2013 and were $5.3 million for the three months ended March 31, 2012.  Benefit costs for other post retirement plans were not significant during the periods presented.

Note 8 — Accumulated Other Comprehensive Loss

On January 1, 2013, the Company adopted changes required by the Financial Accounting Standards Board ("FASB") to the reporting of amounts reclassified out of accumulated other comprehensive loss. These changes require an entity to report the effect of significant reclassifications out of accumulated other comprehensive loss on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. Other than the additional disclosure requirements (see below), the adoption of these changes had no impact on the Condensed Consolidated Financial Statements. The components and activity of accumulated other comprehensive loss are as follows as of:

(in millions)	Foreign currency translation	Pension and other postretirement liability adjustment	Accumulated other comprehensive loss
December 31, 2012	$80.5	$(193.4)	$(112.9)
Other comprehensive income before reclassifications	8.4	—	8.4
Amounts reclassified from accumulated other comprehensive loss	—	4.2	4.2
Net current period other comprehensive income	8.4	4.2	12.6
March 31, 2013	$88.9	$(189.2)	$(100.3)

Accumulated other comprehensive loss associated with pension and other postretirement liability adjustments are net of tax effects of $118.3 million and $120.9 million as of March 31, 2013 and December 31, 2012, respectively. Reclassifications from accumulated other comprehensive loss are included in the computation of net periodic benefit cost (Refer to Note 7 - Components of Net Periodic Benefit Cost for additional details.)

Note 9 — Earnings Per Share Computations

The Company considers unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) to be participating securities, and thus includes them in the two-class method of computing earnings per share.  Participating securities include a portion of the Company’s unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on the Company’s common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the participating securities from the numerator and excludes the dilutive impact of those awards from the denominator.

	Three Months Ended March 31,
(in millions, except per share amounts)	2013	2012
Numerator
Net income attributable to Bemis Company, Inc.	$49.3	$44.0
Income allocated to participating securities	—	(0.5)
Net income available to common shareholders (1)	$49.3	$43.5

Denominator
Weighted average common shares outstanding — basic	103.2	103.1
Dilutive shares	1.1	0.6
Weighted average common and common equivalent shares outstanding — diluted	104.3	103.7

Per common share income
Basic	$0.48	$0.42
Diluted	$0.47	$0.42

(1) Basic weighted average common shares outstanding	103.2	103.1
Basic weighted average common shares outstanding and participating securities	103.3	104.4
Percentage allocated to common shareholders	99.9%	98.8%

     Certain stock options and stock awards outstanding were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect. The excluded stock options and stock awards represented an aggregate of 0.1 million shares for the three months ending March 31, 2012. There were no anti-dilutive stock options or stock awards outstanding for the three months ending March 31, 2013.

Note 10 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental-related litigation and routine litigation arising in the ordinary course of business.  Although it is difficult to predict the ultimate outcome of these cases, the Company believes, except as discussed below, that any ultimate liability would not have a material adverse effect on the Company’s consolidated financial condition or results of operations.

Environmental Matters

The Company is a potentially responsible party ("PRP") pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as "Superfund") and similar state and foreign laws in proceedings associated with seventeen sites around the United States and one in Brazil.  These proceedings were instituted by the United States Environmental Protection Agency and certain state and foreign environmental agencies at various times beginning in 1983.  Superfund and similar state and foreign laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, the Company expects its liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has accrued an amount that it believes to be adequate to cover its exposure.

São Paulo Tax Dispute

Dixie Toga Ltda ("Dixie Toga"), acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil ("City").  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax ("VAT").  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $54.5 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the March 31, 2013 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue.  A decision by the Lower Tax Court in the city of São Paulo canceled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga had each appealed parts of the lower court decision.  On February 8, 2010, the São Paulo Court of Justice issued a Decision in favor of Dixie Toga.  This Decision has been appealed by the City of São Paulo.  In the event of a successful appeal by the City and an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also assessed Dixie Toga and Itap Bemis Ltda., a Dixie Toga subsidiary, the city services tax for the years 1996-2001.  The assessments for those years were upheld at the administrative level and are being challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $8.2 million for Itap Bemis and $26.4 million for Dixie Toga, translated to U.S. dollars at the March 31, 2013 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $52.2 million for Itap Bemis and $151.8 million for Dixie Toga for interest, monetary adjustments and costs.

The City has also assessed the city services tax for the subsequent years 2004-2009.  The assessments are being challenged at the administrative level.  The assessments for tax, penalties, and interest are estimated to be approximately $50.7 million, translated to U.S. dollars at the March 31, 2013 exchange rate.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo. The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter. An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

Brazil Investigation

     On September 18, 2007, the Secretariat of Economic Law ("SDE"), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary. The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries. Given the nature of the proceedings, the Company is unable at the present time to predict the outcome of this matter.

Multiemployer Defined Benefit Pension Plans

The Company contributes to three multiemployer defined benefit pension plans based on obligations arising under collective bargaining agreements covering union-represented employees.  The Company does not directly manage these multiemployer pension plans, which are generally managed by boards of trustees, half of whom are appointed by the unions and the other half by employers contributing to the plans.  Based on the information provided by the plan administrators, the Company is aware that three of these plans are underfunded.  In addition, pension-related legislation requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the level of their underfunding.  As a result, the Company expects its contributions to these plans to increase in the future.

Under current law regarding multiemployer defined benefit plans, a plan’s termination, the Company’s voluntary partial or full withdrawal, or the mass withdrawal of all contributing employers from any underfunded multiemployer pension plan would require the Company to make payments to the plan for the Company’s proportionate share of the multiemployer pension plan’s unfunded vested liabilities. In addition, if a multiemployer defined benefit pension plan fails to satisfy certain minimum funding requirements, the IRS may impose a nondeductible excise tax of 5 percent on the amount of the accumulated funding deficiency for those employers contributing to the fund.

The Company recorded charges related to the planned withdrawal from the GCIU — Employee Retirement Fund in the fourth quarter of 2011 and the second quarter of 2012 as part of the Company’s 2011 and 2012 facility consolidation program. The expense recorded represents the Company’s best estimate of the expected settlement of these planned withdrawal liabilities.  While it is not possible to quantify the potential impact of future actions, further reductions in participation or withdrawal from these multiemployer pension plans could have a material adverse impact on the Company’s consolidated annual results of operations, financial position, or cash flows.

Note 11 — Segments of Business

The Company's business activities are organized around and aggregated into three principal business segments based on their similar economic characteristics, products, production process, types of customers, and distribution methods. Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied. Minor intersegment sales are generally priced to reflect nominal markups. The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, other non-operating (income) expense, income taxes, and noncontrolling interests.

A summary of the Company’s business activities reported by its three business segments follows:

	Three Months Ended March 31,
Business Segments (in millions)	2013	2012
Sales including intersegment sales:
U.S. Packaging	$753.0	$770.6
Global Packaging	374.3	398.7
Pressure Sensitive Materials	140.8	145.5

Intersegment sales:
U.S. Packaging	(7.0)	(5.5)
Global Packaging	(5.8)	(4.3)
Pressure Sensitive Materials	(0.3)	(0.2)
Total net sales	$1,255.0	$1,304.8

U.S. Packaging
Operating profit before facility consolidation and other costs	$95.4	$89.6
Facility consolidation and other costs	(9.4)	(7.6)
Operating profit	86.0	82.0

Global Packaging
Operating profit before facility consolidation and other costs	25.8	26.6
Facility consolidation and other costs	0.1	(0.7)
Operating profit	25.9	25.9

Pressure Sensitive Materials
Operating profit	7.7	9.7

Corporate
General corporate expenses	(27.5)	(29.1)

Operating income	92.1	88.5

Interest expense	(16.6)	(20.5)
Other non-operating income (expense)	(4.1)	(0.1)

Income from continuing operations before income taxes	$71.4	$67.9

Business Segments (in millions)	March 31, 2013	December 31, 2012
Total assets:
U.S. Packaging	$2,171.6	$2,100.7
Global Packaging	1,459.5	1,425.4
Pressure Sensitive Materials	329.6	325.5
Total identifiable assets (1)	3,960.7	3,851.6
Corporate assets (2)	344.7	334.1
Total	$4,305.4	$4,185.7
(1)    Total assets by business segment include only those assets that are specifically identified with each segment’s operations.
(2)  Corporate assets are principally cash and cash equivalents, prepaid expenses, prepaid income taxes, prepaid pension benefit costs, and corporate tangible and intangible property.